UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIA NET.WORKS, INC.

(Name of Issuer)

Voting Common Stock, $0.001 par value

(Title of Class of Securities)

925912 107

(CUSIP Number)

Maurice Woolf	With a Copy to:
Interoute Communications Holdings Limited
Group General Counsel	David A. Carpenter
Walbrook Building, 195 Marsh Wall	Mayer, Brown, Rowe & Maw LLP
London, E14 9SG	71 South Wacker Drive
United Kingdom	Chicago, Illinois 60606
Tel. No.: 44-20-7025-9007	Tel. No.: (312) 701-8432

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925912 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mawlaw 660 Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 63,083,536 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 63,083,536 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,083,536 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%*

14.	Type of Reporting Person (See Instructions) CO

*The percentage is based on 65,284,651 shares of voting common stock, par value $.001 per share, issued and outstanding as of August 25, 2005, before giving effect to the transactions described herein and the 7,173,341 shares of Common Stock issued to Sorbie Europe BV as announced by the Company in a Form 8-K filed with the Securities and Exchange Commission on September 1, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interoute Communications Holdings SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 63,083,536 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 63,083,536 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,083,536 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) HC

*The percentage is based on 65,284,651 shares of voting common stock, par value $.001 per share, issued and outstanding as of August 25, 2005, before giving effect to the transactions described herein and the 7,173,341 shares of Common Stock issued to Sorbie Europe BV as announced by the Company in a Form 8-K filed with the Securities and Exchange Commission on September 1, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broad BMedia Investments AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 63,083,536 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 63,083,536 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,083,536 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) HC

*The percentage is based on 65,284,651 shares of voting common stock, par value $.001 per share, issued and outstanding as of August 25, 2005, before giving effect to the transactions described herein and the 7,173,341 shares of Common Stock issued to Sorbie Europe BV as announced by the Company in a Form 8-K filed with the Securities and Exchange Commission on September 1, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Sandoz Family Foundation.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 63,083,536 shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 63,083,536 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,083,536 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 46.5%

14.	Type of Reporting Person (See Instructions) OO

*The percentage is based on 65,284,651 shares of voting common stock, par value $.001 per share, issued and outstanding as of August 25, 2005, before giving effect to the transactions described herein and the 7,173,341 shares of Common Stock issued to Sorbie Europe BV as announced by the Company in a Form 8-K filed with the Securities and Exchange Commission on September 1, 2005.

Item 1.         Security and Issuer

This statement on Schedule 13D relates to shares of voting common stock, par value $0.001 per share (the “Common Stock”), of VIA NET.WORKS, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at H. Walaardt Sacrestraat 401-403, 1117 BM Schipol, The Netherlands.

Item 2.         Identity and Background

(a)-(e)     This statement is being filed jointly by Mawlaw 660 Limited, a limited liability company organized under the laws of England and Wales (“Mawlaw 660”), Interoute Communications Holdings S.A., a société anonyme, organized under the laws of the Grand Duchy of Luxembourg (“Interoute SA”), Broad BMedia Investments AG, a company organized under the laws of Switzerland (“Broad BMedia”) and the Sandoz Family Foundation, a foundation organized under the laws of Liechtenstein (the “Foundation”).  Mawlaw 660, Interoute SA, Broad BMedia and the Foundation are collectively referred to herein as the “Reporting Persons”.

(A)          Mawlaw 660 is a recently formed limited liability company which was formed for the purpose of acquiring an equity interest holding in the Company.  Mawlaw 660 is a wholly-owned subsidiary of Interoute SA.  It’s principal executive offices are located at Walbrook Building, 195 Marsh Wall, London E14 9SG, England.  The name and present principal occupation or employment of each executive officer and director of Mawlaw 660, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Annex I hereto.

During the last five years, neither Mawlaw 660 nor, to the best knowledge of Mawlaw 600, any of the executive officers or directors of Mawlaw 660 named in Annex I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Mawlaw 660 nor, to the best knowledge of Mawlaw 600, any of the executive officers or directors of Mawlaw 660 named in Annex I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(B)           Interoute SA is the holding company for the Interoute Group which operates an advanced and densely connected voice and data network.  Interoute SA is controlled by Broad BMedia.  It’s principal executive offices are located at 9, Rue Schiller, L-2519, Luxembourg.  The name and present principal occupation or employment of each executive officer and director of Interoute SA, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Annex I hereto.

During the last five years, neither Interoute SA nor, to the best knowledge of Interoute SA, any of the executive officers or directors of Interoute SA named in Annex I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Interoute SA nor, to the best knowledge of Interoute SA, any of the executive officers or directors of Interoute SA named in Annex I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(C)           Broad BMedia is a holding company through which the Foundation holds its investment in Interoute.  It is wholly-owned by the Foundation.  It’s principal business address is Avenue Général – Guisan 85, CH-1009 Pully, Switzerland.  The name and present principal occupation or employment of each executive officer and director of Broad BMedia, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Annex I hereto.

During the last five years, neither Broad BMedia nor, to the best knowledge of Broad

BMedia, any of the executive officers or directors of Broad BMedia named in Annex I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Broad BMedia nor, to the best knowledge of Broad BMedia, any of the executive officers or directors of Broad BMedia named in Annex I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(D)          The Foundation is an entity that was formed to consolidate and to manage the Sandoz Family businesses and to encourage entrepreneurial commitment through long-term holdings in companies in a variety of sectors.  The principal business address of the Foundation is Staedtle 36, Postfach 685, FL 9490, Vaduz, Liechtenstein.  The name and present principal occupation or employment of each trustee and member of the executive committee of the Foundation, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Annex I hereto.

During the last five years, neither the Foundation nor, to the best knowledge of the Foundation, any of the trustees or members of the executive committee of the Foundation named in Annex I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Foundation nor, to the best knowledge of the Foundation, any of the trustees or members of the executive committee of the Foundation named in Annex I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

On or about August 26, 2005, the Company issued 10,810,811 shares of Common Stock and 5,454,545 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”) to Mawlaw 660 in consideration for an aggregate payment of $2.8 million.  Mawlaw 660 obtained the funds to acquire the Common Stock and Preferred Stock from its parent, Interoute SA.  Interoute SA, in turn funded its contribution to Mawlaw 660 from loan capital provided by Broad BMedia from its working capital.  In addition, concurrently therewith, the Company issued (i) 14,189,189 shares of Common Stock to Mawlaw 660 in satisfaction of a $525,000 commitment fee payable to an affiliate of Mawlaw 660 in connection with certain financing transactions described below, and (ii) 10,810,811 shares of Common Stock to Mawlaw 660 in satisfaction of a $400,000 management fee required to be paid to an affiliate of Mawlaw 660 in connection with certain management consulting services to be rendered to the Company as described below.

Item 4.         Purpose of Transaction

(a)-(c)(e)-(f)  On August 26, 2005, the Company, Interoute SA and Mawlaw 653 Limited, a subsidiary of Interoute SA, entered into a sale and purchase agreement (the “Sale Agreement”) pursuant to which Interoute agreed to purchase certain subsidiaries and substantially all of the assets, properties and rights of the Company (the “Asset Sale”) for a purchase price of $18.1 million in cash.  In connection with the Sale Agreement, the Company and Interoute SA, and certain of their respective affiliates entered into a series of transactions each of which is described below which resulted in the issuance to Mawlaw 660 of 35,810,811 shares of Common Stock and 5,454,545 shares of Preferred Stock (which are convertible into 27,272,725 shares of Common Stock and carry voting rights on all matters on which holders of Common Stock are entitled to vote to the same extent as if such share had already been converted).  As a result of the foregoing, Mawlaw 660 will be entitled to cast votes representing 63,083,536 shares of Common Stock (or approximately 46.5% of the vote) on all matters which are brought to a vote of the holders of the Company’s Common Stock.

Completion of the Asset Sale and adoption of the Sale Agreement requires the approval of shareholders holding a majority of the Company’s outstanding shares of voting stock as well as the satisfaction or waiver of customary conditions set forth in the Sale Agreement.  The Sale Agreement requires that the Company seek shareholder approval for the Asset Sale promptly following execution thereof.  Interoute intends to (and indeed is contractually obligated to) vote in favor of the proposals related to the Asset Sale and Sale Agreement as and when the shareholders meeting of the Company is held to consider the proposals.  Because Interoute controls approximately 46.5% of the Company’s outstanding voting stock, it is anticipated that the Asset Sale and Sale Agreement proposals will be approved by shareholders holding a majority of the Company’s outstanding voting stock.  If the Asset Sale and Sale Agreement is approved and adopted by the Company’s shareholders and all other pre-closing conditions are satisfied, it is anticipated that the closing will take place promptly after the Company’s shareholder meeting.  Upon consummation of the Asset Sale, the Company will no longer hold significant operating assets.

The Sale Agreement prohibits the Company from approaching or negotiating with any other potential purchaser, except that the Company’s board of directors may negotiate with a third party regarding an alternative offer (hereinafter an “Alternative Proposal”) if refusing to do so would, in the reasonable determination of the Company’s board, upon advice of counsel, be reasonably likely to constitute a breach of fiduciary duties.  In the event that the board of directors of the Company elects to terminate the Sale Agreement and pursue an Alternative Proposal, certain limitations would apply to the voting rights of Mawlaw 660 in connection with the Alternative Proposal.  In particular, in voting on an Alternative Proposal, Mawlaw 660 would be entitled to vote up to one third of the total outstanding shares entitled to vote on the Alternative Proposal for or against the Alternative Proposal, in its sole and absolute discretion, but would be required to vote its remaining shares in proportion to the manner in which all holders of voting securities (other than Mawlaw) vote their securities in respect of the Alternative Proposal.  The foregoing limitation on Mawlaw’s exercise of its voting rights would not apply if, at the time of the vote for the Alternative Proposal, the Company had not (i) repaid all amounts outstanding under the Facility Agreement (defined below) and (ii) paid all amounts due and payable under the Purchase Agreement in connection with the termination of the Purchase Agreement.

The Sale Agreement may be terminated by the Company or Interoute in a number of circumstances, in which case, the Asset Sale will not be completed.  If the Company’s shareholders do not approve the Asset Sale, the Company will be required to (a) pay a break fee of $500,000, (b) reimburse the costs and expenses incurred by Interoute in connection with the transaction up to $250,000, and (c) pay back the amounts drawn against the $7.2 million financing facility provided by the certain affiliates of Interoute to the Company as more fully described below.  In such event, at the election of Mawlaw 660, the Company would also be required to redeem the Preferred Stock at its original issue price ($2.4 million) plus accrued dividends.

At the same time that the Company seeks shareholder approval for the Asset Sale, it will also seek approval of shareholders to effect the dissolution of the Company, either after the Asset Sale or in the event it is not approved, and adopt a plan of dissolution (the “Plan of Dissolution”).  It is the understanding of the Reporting Persons that the Company’s current intention is that the dissolution would take place following the Asset Sale.  Interoute has agreed to vote in favor of the proposal related to the Plan of Dissolution, unless the Plan of Dissolution does not respect the liquidation preference applicable to the Preferred Stock.  Because Interoute controls approximately 46% of the Company’s outstanding voting stock, it is anticipated that the Plan of Dissolution will be approved.

Reference is made to the full text of the Sale Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated in this Schedule 13D by this reference.

(d)           Mawlaw 660 does not have any current intention to seek to change the composition of the Company’s board of directors.  Pursuant to the Subscription Agreement (defined below), Mawlaw 660 agreed that so long as the board of directors of the Company has not accepted or recommended an Alternative Proposal, neither it, nor its affiliates will directly or indirectly, alone or in concert with other persons (i) acquire or agree to acquire additional securities of the Company, (ii) solicit or participate in the solicitation of proxies in opposition to a recommendation of the board of directors or participate in an election contest with respect to the election of directors of the Company,  (iii)  form, join or participate in a group or enter into any contract, arrangement, understanding or relationship or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of securities of Company, (iv) seek to appoint, elect or remove any member of the board or make any public statements proposing or suggesting any change in the board or management of Company or (v) disclose any intention, plan or arrangement to take any of the foregoing actions or encourage any other person to take any of the foregoing actions.  Pursuant to the Subscription Agreement, Mawlaw 660 does have certain observer rights in connection with meetings of the Company’s board of directors.

Reference is made to the full text of the Subscription Agreement, which is filed as an exhibit to this Schedule 13D, and is incorporated in this Schedule 13D by this reference.

(g)           In connection with the issuance of the Preferred Stock to Mawlaw 660 pursuant to the Subscription Agreement, the Company amended its Certificate of Incorporation by adopting the Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”).  Under the Certificate of Designations, the holders of Preferred Stock, except as restricted by law, are entitled to vote on all matters submitted to a vote of the holders of Common Stock and are entitled to cast that number of votes into which their shares are convertible.  The Certificate of Designations provides that each share of Preferred Stock is convertible into five (5) shares of Common Stock.  As a result, Mawlaw 660 will be entitled to vote its 5,545,545 shares of Preferred Stock to the same extent as if it held 27,272,725 shares of Common Stock, which together with the additional 35,810,811 shares of Common Stock of Mawlaw 660 will allow it to control approximately 46.5% of the outstanding vote on all matters submitted to a vote of the holders of Common Stock.  Under the terms of the Subscription Agreement, the Company also granted Mawlaw 660 certain pre-emptive rights which would allow Mawlaw 660 to purchase that portion of any future securities offerings effected by the Company that allows it to maintain its current voting percentage.  The Certificate of Designations also provides holders of Preferred Stock a liquidation preference over holders of Common Stock.

Reference is made to the full text of such Certificate of Designations, which is filed as an exhibit to the subscription agreement and which is included as an exhibit to this Schedule 13D, and is incorporated in this Schedule 13D by this reference.

(h)-(j)      Not applicable.

Item 5.         Interest in Securities of the Issuer

(a)-(b)     Based on information provided to the Reporting Persons by the Company and other publicly available information, the Reporting Persons believe that there are currently 72,457,992 shares of Common Stock outstanding (excluding any shares held in treasury).  As a result of the transactions described above, Mawlaw 660 currently is the record holder of 35,810,811 shares of Common Stock and 5,454,545 shares of Preferred Stock (which shares of Preferred Stock, whether or not converted to Common Stock, are entitled to the same voting rights as 27,272,725 shares of Common Stock on all matters that are put to a vote of the holders of Common Stock).  This ownership by Mawlaw 660 represents approximately 46.5% of the voting power on matters submitted to the holders of Common Stock.

By virtue of the relationships described in Item 2 of this Schedule 13D, each of Interoute SA, Broad BMedia and the Foundation may be deemed to beneficially own the shares of Common Stock and Preferred Stock held by Mawlaw 660.  As a result, each of the Reporting Persons may be deemed to have shared voting power with respect to all of the shares of Common Stock and Preferred Stock held by Mawlaw 660.

(c)           Reference is made to Item 4 of this Schedule 13D for the dates on which the Reporting Persons acquired beneficial ownership of the Common Stock and Preferred Stock of the Company.  To the best of the knowledge of the Reporting Persons, none of the persons or entities identified in Item 2 beneficially owns (or during the past 60 days has beneficially owned) any securities of the Company not identified herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the discussion in Item 4 of this Schedule 13D which is incorporated into this Item 6 by this reference.

Pursuant to a Sale and Purchase Agreement, dated as of August 26, 2005 (the “Sale Agreement”) between the Company, Mawlaw 653 Limited and Interoute SA, the Company agreed to sell substantially all of its assets (consisting of its PSINet Europe operations in Germany, France, Belgium, Switzerland and the Netherlands and its VIA.NET.WORKS’ operations in France, Germany and Spain, as well as certain assets pertaining to the Company’s centralized back office and technical support systems, including employee contracts of certain headquarters personnel), for $18.1 million in cash and the assumption by Interoute SA of certain liabilities (collectively, the “Asset Sale”).  In accordance with Delaware law, the Asset Sale is subject to the approval of the holders of a majority of the outstanding shares of voting securities of the Company.

In connection with the Sale Agreement, Mawlaw 653 Limited, VIA.NET.WORKS HOLDCO, INC. and the Company entered into a Facility Agreement, dated August 26, 2005 (the “Facility Agreement”) pursuant to which Mawlaw 653 Limited agreed to advance to the Company and certain of its subsidiaries up to $7.2 million.  The Facility Agreement provides two separate facilities to the Company and its subsidiaries; a $2.2 million facility which can be advanced to fund certain operations of the Company’s subsidiaries, and a $5.0 million facility which may be advanced to the Company.  The portion of the $5.0 million facility that is outstanding as of the Closing of the Asset Sale will be offset to reduce the purchase price.  Advances to the Company’s subsidiaries under the $2.2 million facility will not affect the purchase price.  The borrowings of the Company under the Facility Agreement are secured by, among other things, pledges of the capital stock of the Company’s principal European operating subsidiaries.  Interest on amounts advanced under the Facility Agreement bear interest of 12% per annum.  A termination of the Sale Agreement would give Interoute the right by notice to the Company to terminate the Facility Agreement and accelerate amounts outstanding thereunder.  Pursuant to the Facility Agreement, the Company agreed to pay Mawlaw 653 Limited a commitment fee of $525,000 which, at the election of the Company, was paid by the issuance of 14,189,189 shares of Common Stock to Mawlaw 660.

Concurrently with the execution of the Sale Agreement, on August 26, 2005, the Company and Mawlaw 660 entered into a subscription agreement (the “Subscription Agreement”) pursuant to which Mawlaw 660 purchased 10,810,811 shares of Common Stock and 5,454,545 shares of Preferred Stock for an aggregate purchase price of $2.8 million.  Under the Subscription Agreement, Mawlaw 660 was also issued (i) 14,189,189 shares of Common Stock in satisfaction of a $525,000 commitment fee payable by the Company pursuant to the Facility Agreement in consideration for the agreement of Mawlaw 653 Limited to advance up to $7.2 million to the Company and certain of its subsidiaries, and (ii) 10,810,811 shares of Common Stock in satisfaction of a $400,000 management fee payable by the Company to Mawlaw 653 Limited pursuant to the Management Agreement (defined below).

Pursuant to the Subscription Agreement, Mawlaw 660 agreed to vote all of its shares of Common Stock and Preferred Stock in favor of the Sale Agreement and the Plan of Dissolution at any meeting of the shareholders of the Company called for the purpose of considering those matters.  Under the Subscription Agreement, Mawlaw 660 also agreed that it would not seek to remove any directors from or otherwise take control of the board of directors of the Company unless the Company sought to pursue an Alternative Proposal.  Pursuant to the Subscription Agreement, the Company also granted Mawlaw 660 certain pre-emptive rights which would allow Mawlaw 660 to purchase that portion of any future securities offerings of the Company that would enable it to maintain its current voting power.

Concurrently with entering into the Sale Agreement, on August 26, 2005, the Company and Mawlaw 653 Limited, a wholly-owned subsidiary of Interoute (“Mawlaw 653”) entered into a management consultancy services agreement (the “Management Agreement”) pursuant to which Mawlaw 653 Limited will provide advice and assistance in connection with the Company’s day to day operations until the closing of the transactions contemplated under the Sale Agreement or earlier termination of the Sale Agreement.  Under the Management Agreement, the Company has retained the right to make all decisions about the management of the business.  Under the Management Agreement, the Company agreed to pay Mawlaw 653 Limited a management fee of $400,000, or at the election of the Company, 10,810,811 shares of Common Stock.

In connection with the transactions described herein, the Company modified its rights plan to carve out from its scope, the issuance to Mawlaw 660 of the shares of Common Stock and Preferred Stock (and the conversion of the Preferred Stock into Common Stock) pursuant to the Subscription Agreement.  The foregoing was accomplished pursuant to Amendment No. 1 to Rights Agreement, dated August 26, 2005 (“Amendment No. 1 to Rights Agreement”) between the Company and Continental Stock Transfer & Trust Company, as rights agent.

References to, and descriptions of, the Sale Agreement, Subscription Agreement, Management Agreement, Facility Agreement and Amendment No. 1 to Rights Agreement in this Item 6 are summaries of certain principal terms and do not purport to be complete. Reference is made to the full text of such agreements which are filed as exhibits to this Schedule 13D and are incorporated in this Schedule 13D by this reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit No.	Description

1	Sale and Purchase Agreement, dated August 26, 2005, between VIA NET.WORKS, INC., Mawlaw 653 Limited and Interoute Communications Holdings SA

2	Subscription Agreement, dated August 26, 2005, by and among VIA NET.WORKS, INC. and Mawlaw 660 Limited

3	Management Consultancy Agreement, dated August 26, 2005 by and between Mawlaw 653 Limited and VIA NET.WORKS, INC.

4	Facility Agreement, dated August 26, 2005, between VIA NET.WORKS, INC, VIA.NET.WORKS HOLDCO, INC. and Mawlaw 653 Limited

5.	Amendment No. 1 to Rights Agreement, dated August 26, 2005 between VIA.NET.WORKS, INC. and Continental Stock Transfer & Trust Company

24	Joint Filing Agreement and Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2005
MAWLAW 660 LIMITED

	By:	/s/ Maurice Woolf
Name: Maurice Woolf
Title: General Counsel

INTEROUTE COMMUNICATIONS HOLDINGS SA

	By:	/s/ Maurice Woolf
Name: Maurice Woolf
Title: General Counsel

BROAD BMEDIA INVESTMENTS AG

	By:	/s/ Gabriel Prêtre
Name: Gabriel Prêtre
Title: President

SANDOZ FAMILY FOUNDATION

	By:	/s/ Olivier Verrey
Name: Olivier Verrey
Title: Trustee/Executive Committee Member

ANNEX I

Information Concerning Executive Officers and Directors of Mawlaw 660 Limited

Executive Officers

Name and Business Address	Present Position	Citizenship

James Michael Kinsella Walbrook Building 195 Marsh Wall London E14 9SG, England	Executive Director	American

Robert Kirk McNeal Walbrook Building 195 Marsh Wall London E14 9SG, England	Executive Director	American

Maurice Woolf Walbrook Building 195 Marsh Wall London E14 9SG, England	General Counsel	British

Catherine Birkett Walbrook Building 195 Marsh Wall London E14 9SG, England	Financial Officer	British

Directors

Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship

James Michael Kinsella Walbrook Building 195 Marsh Wall London E14 9SG, England	Executive Director of Interoute Group Companies	American

Robert Kirk McNeal Walbrook Building 195 Marsh Wall London E14 9SG, England	Executive Director of Interoute Group Companies	American

Information Concerning Executive Officers and Directors of Interoute Communications Holdings S.A.

Executive Officers

Name and Business Address	Present Position	Citizenship

James Michael Kinsella Walbrook Building 195 Marsh Wall London E14 9SG, England	Executive Director	American

Robert Kirk Walbrook Building 195 Marsh Wall London E14 9SG, England	Executive Director	American

Maurice Woolf Walbrook Building 195 Marsh Wall London E14 9SG, England	General Counsel	British

Catherine Birkett Walbrook Building 195 Marsh Wall London E14 9SG, England	Financial Officer	British

Directors

Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship
Gabriel Prêtre Avenue Général-Guisan 85 CH-1009 Pully, Switzerland	Member of Executive Committee of the Sandoz Family Foundation	Swiss

Victor Bischoff Avenue Général–Guisan 85 CH-1009 Pully, Switzerland	Consultant to the Sandoz Family Foundation Director of Citco Group Limited Director of ATP Capital LP	Swiss

James Michael Kinsella Walbrook Building 195 Marsh Wall London EC4 9SG	Executive Director of Interoute Group Companies	American

Robert Kirk Walbrook Building 195 Marsh Wall London EC4 9SG	Executive Director of Interoute Group Companies	American

Farid Faraidooni TECOM P.O. Box 73000 Dubai, United Arab Emirates	Deputy General Manager, Telecom, TECOM Investments	United Arab Emirates

Deepak Padmanabhan TECOM P.O. Box 73000 Dubai, United Arab Emirates	Chief Planning and Business Development Officer, TECOM Investments	Indian

Information Concerning Executive Officers and Directors of Broad BMedia Investments AG

Executive Officers

Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship

Gabriel Prêtre Avenue Général–Guisan 85 CH-1009 Pully, Switzerland	President	Swiss

Directors

Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship

Gabriel Prêtre Avenue Général–Guisan 85 CH-1009 Pully, Switzerland	Member of Executive Committee of the Sandoz Family Foundation	Swiss

Olivier Verrey Avenue Général–Guisan 85 CH-1009 Pully, Switzerland	Member of Executive Committee of the Sandoz Family Foundation	Swiss

Information Concerning the Trustees and Executive Committee Members of the Sandoz Family Foundation

Trustees

Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship

Hans Brunhart Staedtle 36 Postfash 685 FL 9490 Vaduz Liechtenstein	Trustee of the Sandoz Family Foundation Chairman of VPB Bank	Liechtenstein

Karlheinz Ritter Staedtle 36 Postfash 685 FL 9490 Vaduz Liechtenstein	Trustee of the Sandoz Family Foundation Lawyer, Law Office Dr. Iur Karlheinz Ritter Lic. Inv. Cornelia Ritter	Liechtenstein

Olivier Verrey Avenue Général – Guisan 85 CH-1009 Pully Switzerland	Trustee of the Sandoz Family Foundation Member of the Executive Committee of the Sandoz Family Foundation	Swiss

Executive Committee Members

Name and Business Address	Present Position/Present Principal Occupation or Employment	Citizenship

Pierre Landolt Avenue General–Guisan 85 CH-1009 Pully Switzerland

Chairman of the Sandoz Family Foundation

Director of Novartis AG

Director of Syngentia

Director of Parmigiani Fleurier

Chairman of Vaucher Manufacture Fleurier S.A.

Limited Partner Private Bank Landolt & Cie.

Swiss

Olivier Verrey Avenue Général – Guisan 85 CH-1009 Pully Switzerland	Member of Executive Committee of the Sandoz Family Foundation	Swiss

Gabriel Prêtre Avenue Général – Guisan 85 CH-1009 Pully Switzerland	Member of Executive Committee of the Sandoz Family Foundation	Swiss